UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 001-36221)

Kofax Limited

(Translation of registrant’s name into English)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Entry into the Agreement and Plan of Merger

On March 24, 2015, Kofax Limited (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Lexmark International Technology, S.A., a Switzerland joint stock company (“Parent”), Ariel Investment Company, Ltd., a Bermuda exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Lexmark International, Inc., a Delaware corporation (“Lexmark”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as the continuing company in the Merger and becoming an indirect wholly-owned subsidiary of Lexmark (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to the Companies Act 1981 of Bermuda, as amended (together with the regulations promulgated thereunder, the “Companies Act”). The Merger will be financed through existing cash balances and other sources of immediately available funds, including existing debt financing.

Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of the Company (a “Company Common Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $11.00 in cash (the “Merger Consideration”). At the Effective Time, each option to purchase Company Common Shares outstanding immediately prior to the Effective Time shall, in connection with the Merger, automatically be assumed by Lexmark and be converted into an option to purchase Lexmark shares having a value intended to be equal to the value of the applicable Company option immediately prior to the Effective Time and each such option will be subject to the same time-based vesting restrictions applicable to such Company option immediately prior to assumption (each, a “Converted Option”). At the Effective Time, each Company LTIP Award outstanding immediately prior to the Effective Time, shall, in connection with the Merger, automatically be assumed by Lexmark and be converted into that number of time-vesting restricted share units of Lexmark stock having a value intended to be equal to the value of the Company Common Shares underlying the applicable Company LTIP Award immediately prior to the Effective Time (each, a “Converted LTIP Award”). Any Converted Options and Converted LTIP Awards generally shall be subject to the same terms and conditions (including, without limitation, time-based vesting schedule and settlement dates) as applied to the related Company award, provided that any performance vesting condition applicable to any Company LTIP Award that is unvested as of immediately prior to the Effective Time shall not apply and performance for such award shall be deemed achieved at target.

Consummation of the Merger is subject to customary conditions, including (i) the affirmative vote under Bermuda law of a majority of at least three fourths of the voting power of the holders of Company Common Shares present and voting in person or by proxy at a meeting of the Company’s shareholders at which a quorum is present, excluding abstentions, (ii) the absence of a material adverse effect on the Company, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required foreign regulatory approvals, (iv) the absence of any law or order prohibiting the consummation of the Merger, (v) the accuracy of the representations and warranties of each party in the Merger Agreement (which, with the exception of specified fundamental representations, are subject to an overall material adverse effect qualification or other materiality qualifications) and (vi) compliance in all material respects by each party with its covenants under the Merger Agreement.

The Merger Agreement contains customary covenants, including, among others, a covenant by the Company to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period. The Company has agreed not to (i) solicit proposals relating to alternative business combination transactions, acquisitions of the assets of the Company or acquisitions of the shares of the Company or (ii) enter into discussions or negotiations or an agreement concerning, or provide confidential information in connection with, any alternative proposals for alternative business combination transactions, acquisitions of the assets of the Company or acquisitions of the shares of the Company. Each of these covenants is subject to exceptions as provided in the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Parent including if the Merger is not consummated by September 30, 2015 (or December 31, 2015, if government consent is the only outstanding condition of closing). In certain circumstances, the Company will be required to pay Parent a $35.0 million termination fee in connection with the termination of the Merger Agreement, including if the Company breaches its non-solicitation covenants or if the Agreement is terminated in connection with the receipt by the Company of an unsolicited superior proposal.

The Company expects to schedule a shareholders’ meeting in the coming days. In the coming weeks, the Company will provide to its shareholders a meeting circular describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.

Voting Agreement

In connection with the execution of the Merger Agreement, members of the Company’s board of directors and certain shareholders, including entities affiliated with Mr. William T. Comfort III and Mr. James A. Urry (each members of the Company’s board of directors), which currently collectively own approximately 25.0% of the outstanding Company Common Shares, have entered into a voting agreement with Parent pursuant to which each such person has agreed, subject to the terms and conditions thereof, to vote in favor of the matters related to the Merger and against any alternative business combination transaction for so long as the Merger Agreement is in effect.

Press Release

On March 24, 2015, the Company and Lexmark issued a joint press release announcing the execution of the Merger Agreement.

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Copies of the Merger Agreement, the form of Voting Agreement and the press release announcing the execution of the Merger Agreement are attached as exhibits hereto and are hereby incorporated into this report by reference. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement and Voting Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and Voting Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement or Voting Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Lexmark Parent, Merger Sub or any of their respective subsidiaries or affiliates.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed herein, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that the Company submits from time to time to the SEC, including the section titled “Risk Factors” of the Company’s most recent Annual Report on Form 20-F, as well as the information statement to be submitted by the Company, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a meeting circular. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KOFAX LIMITED AND THE TRANSACTION. The meeting circular and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents submitted to the SEC by contacting the Company’s Investor Relations at (949)-783-1545 or by accessing the Company’s investor relations website at www.kofax.com. Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

Exhibits

99.1	Agreement and Plan of Merger, dated as of March 24, 2015, by and among Lexmark International, Inc., Lexmark International Technology, S.A., Ariel Investment Company, Ltd. and Kofax Limited.

99.2	Form of Voting Agreement.

99.3	Press Release issued March 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KOFAX LIMITED
(Registrant)

By:	/s/ James Arnold, Jr.
Name:	James Arnold, Jr.
Title:	Chief Financial Officer

Date: March 24, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement and Plan of Merger, dated as of March 24, 2015, by and among Lexmark International, Inc., Lexmark International Technology, S.A., Ariel Investment Company, Ltd. and Kofax Limited.

99.2	Form of Voting Agreement.

99.3	Joint Press Release issued March 24, 2015